21004874

IMISSION

SEC Mail Processing Section

NOV 24 2021

Washington DC 416

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69539

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BAGBY FINANCIAL SERVICES,NC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 BRIDLE PATH
(No. and Street)

REMSEMNBURG	NEW YORK	11960
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael S. Cardello	516-381-4726	mcardello@cxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T, Remus, CPA
(Name – if individual, state last, first, and middle name)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN MASLEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BAGBY FINANCIAL SERVICES, INC., as of SEPTEMBER 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

MICHAEL S. CARDELLO
Notary Public, State of New York
No. 01CA6272334
Qualified in Suffolk County
Commission Expires Nov. 19, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Bagby Financial Services, Inc.

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Bagby Financial Services, Inc.as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bagby Financial Services, Inc. as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bagby Financial Services, Inc.'s management. My responsibility is to express an opinion on Bagby Financial Services, Inc.'s financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Profor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Bagby Financial Services, Inc.'s auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
November 3, 2021

BAGBY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2021

ASSETS

Cash	$	14,175
Officer loan receivable		2,897
Total Assets	$	17,072

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities		
Accounts payable and accrued expenses	$	-
Total Liabilities		0
Stockholder Equity		
Common stock - $0 par value - 300 shares authorized, 20 shares issued and outstanding	$	100
Additional paid-in capital		65,393
Retained earnings		93,028
Less: Treasury stock, 180 shares at cost		(141,449)
Total Stockholder Equity		17,072
Total Liabilities & Stockholder Equity	$	17,072

See accompanying notes.

BAGBY FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2021

(1) Organization and Nature of Business

Bagby Financial Services, Inc. (the Company) is a Missouri corporation conducting business as securities broker dealer. The Company is registered with the Securities and Exchange Commission (SEC) as a Broker Dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority - ("FINRA").

The Company limits its operations to mutual funds and the placement of variable annuities and variable life insurance policies. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company will not claim exemption from the requirements of Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at September 30, 2021. Cash is held at one financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. The Company recognizes revenue in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at September 30, 2021.

(e) Income Taxes

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the Company's' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at September 30, 2021. This determination will always be subject to ongoing evaluation as facts and circumstances may require. In addition, no income tax related penalties or interest have been recorded for the year ended September 30, 2021.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(h) Fair Value Hierarchy – *continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2021, the Company had net capital of $14,175 which was $9,175 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0000 to 1.

Advances to affiliates, contributions, dividends and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

(4) Concentrations and Economic Dependency

The Company's revenues are related to commissions as discussed in Note 2 above. There is no assurance of future revenues from such transactions. The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through September 30, 2021. As of September 30, 2021, there were no cash balances held in any accounts that were not fully insured.

(5) Fair Value

Cash, accounts receivable, accounts payable and other current liabilities (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short term maturity of these instruments.

(6) Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize dividends to its stockholder if such dividends cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of September 30, 2021, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2021 or during the year then ended.

(7) Related Party Transactions

The Company was wholly owned by the Cathy Elaine Bagby Revocable Trust, a related party. Pursuant to a Broker Dealer Purchase Agreement dated May 15, 2020 the sole shareholder has sold her entire equity interest in the Company as follows; one hundred and eighty shares were redeemed by the Company and the remaining twenty shares were sold to Cross Current Holdings LLC. The transaction is subject to the prior notification to, and final approval of the Company's regulator FINRA pursuant to the rules, as defined.

(8) Income Tax

The Company has net operating loss carry forwards that may be offset against future taxable income from continuing operations. The loss carryforwards at September 30, 2021 total approximately $97,950. There is also a capital loss carryforward that can only be used to offset capital gains. The capital loss carryforwards totaled approximately $25,250.

The components of the net deferred tax asset as of September 30, 2021 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 31,295
Valuation allowance	(31,295)
Net deferred tax assets	$ 0

The following summarizes the income tax provision (benefit):

Current:	
Federal	$ 0
State	0
Total current tax expense	0
Deferred:	
Federal	20,570
State	10,725
Net deferred tax assets	31,295
Change in valuation allowance	(31,295)
Total tax provision	$ 0

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance.

(9) Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At September 30, 2021 the Company had implemented such policies and procedures.

(10) Liabilities Subordinated to Claims of General Creditors

As of September 30, 2021, the Company had not entered into any subordinated liability agreements.

BAGBY FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2021

(11) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(12) Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital and financial reporting requirements.

(13) Evaluation of Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of November 3, 2021 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no material subsequent events have occurred which would be required to be recognized in the financial statements as of September 30, 2021.

However, on October 30, 2021 the Company changed its name to Cross Current Capital, LLC.

(14) Other Events

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and US markets. The Company, like any other business, is dependent upon functioning supply chains and sustained customer demand for service. While management believes the Company is an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.